SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

  Under the Securities Exchange Act of 1934

Commtouch Software Ltd.
(NAME OF ISSUER)

Ordinary Shares
(TITLE OF CLASS OF SECURITIES)

M25596103
(CUSIP NUMBER)

Hila Karah
Eurotrust Ltd.
17 Ha’Arba’a Street, 19th floor
Tel Aviv 64739, Israel
+972-3-6856611
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS)

September 14, 2007
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SECTIONS 240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), CHECK THE FOLLOWING BOX ☒.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO	M25596103

(1)	NAMES OF REPORTING PERSONS
Aviv Raiz

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(A) ☐
(B) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)		PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
15,935,268

	(8)	SHARED VOTING POWER

	(9)	SOLE DISPOSITIVE POWER
15,935,268

	(10)	SHARED DISPOSITIVE POWER

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,935,268

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.9%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

ITEM 1. SECURITY AND ISSUER.

The title and class of equity securities to which this statement relates are Ordinary Shares par value NIS 0.05 per share, and warrants and options for the acquisition of Ordinary Shares.

The issuer is:

Commtouch Software Ltd.
4A Hazoran Street
Poleg Industrial Park
P.O. Box 8511
Netanya 42504, Israel

ITEM 2. IDENTITY AND BACKGROUND.

Aviv Raiz (the "Reporting Person”)

Mr. Raiz’s address is 6 Sinai Street
Ramat Hasharon 47420, Israel

The reporting person’s principal occupation is that of an individual investor.

The Reporting Person, during the last five years, has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

The Reporting Person is an Israeli citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of all transactions during the past sixty days was the reporting persons’ personal funds, and all transactions were completed through the open market/broker:

Date of Transaction	Total Cost (in US dollars)	Price Per Share (in US cents)	Number of Shares
8.3.07	241,898	192.3	125,800
8.6.07	410,328	186.5	220,000
8.7.07	18,700	187.0	10,000
8.14.07	51,455	205.0	25,100
8.14.07	60,000	200.0	30,000
8.14.07	60,330	201.1	30,000
8.14.07	145,684	198.9	73,245
8.14.07	199,000	199.0	100,000
8.14.07	38,960	194.8	20,000
8.14.07	58,500	195.0	30,000
8.14.07	8,400	168.0	5,000
8.14.07	8,445	168.9	5,000
8.14.07	25,350	169.0	15,000
8.14.07	25,485	169.9	15,000
8.14.07	42,500	170.0	25,000
8.14.07	17,110	171.1	10,000
8.14.07	34,320	171.6	20,000
8.14.07	8,590	171.8	5,000
8.14.07	87,100	174.2	50,000
8.14.07	89,863	189.9	47,321
8.21.07	165,270	165.3	100,000
8.21.07	85,975	172.0	50,000
9.5.07	37,400	187.0	20,000
9.7.07	114,795	189.9	60,450
9.10.07	52,085	190.6	27,327
9.12.07	21,927	197.2	11,118
9.12.07	39,108	195.5	20,000
9.13.07	47,483	189.9	25,000
9.13.07	9,550	191.0	5,000
9.14.07	18,780	187.8	10,000
9.14.07	18,870	188.7	10,000
9.14.07	19,000	190.0	10,000
9.14.07	19,000	190.0	10,000
9.14.07	19,200	192.0	10,000
9.14.07	12,415	191.0	6,500
9.19.07	37,920	189.6	20,000
9.19.07	37,800	189.0	20,000
9.19.07	24,890	190.0	13,100

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person has acquired the Shares reported herein for investment purposes. The Reporting Person expects that he will, from time to time, review his investment positions in the Issuer and may, depending on market and other conditions, increase or decrease his investment positions. Except as stated above, the Reporting Persons has no plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

a.
The Reporting Person beneficially owns 15,935,268 Ordinary Shares in the Issuer, constituting 20.9% of the Issuer’s Ordinary Shares outstanding as of September 18, 2007(including all warrants and options exercisable within 60 days of September 18, 2007 by the Reporting Person). 6,660,268 Ordinary Shares were purchased on the open market, 5,000,000 Ordinary Shares were acquired under the Securities Purchase Agreement of October 2, 2005 (including 1,000,000 Ordinary Shares by way of an exercise of a warrant for a like number of Ordinary Shares), 3,200,000 Ordinary Shares were acquired by way of conversion of Series A Preferred Shares acquired from the Issuer and individual investors under the Securities Purchase Agreement of October 31, 2004, 1,000,000 Ordinary Shares are issuable under a warrant issued under the October 2005 Securities Purchase Agreement and 75,000 Ordinary Shares are issuable under director options issued to the Reporting Person.

b.	The Reporting Person has the sole power to vote and dispose of all of his above described holdings.

c.	See the table set forth in Item 3 above.

d.	None.

e.	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person is a party to:
a.
the Securities Purchase Agreement of October 31, 2004 by and between the Issuer, Reporting Person and certain other investors, incorporated by reference to Exhibit 99.3 to Report on Form 6-K for the month of November 2004, filed on November 5, 2004;

b.
Exhibit A to the Securities Purchase Agreement of October 31, 2004 - Registration Rights Agreement - incorporated by reference to Exhibit 99.4 to Report on Form 6-K for the month of November 2004, filed November 5, 2004;

c.
the Securities Purchase Agreement of October 2, 2005 by and between the Issuer, Reporting Person and certain other investors, incorporated by reference to Exhibit 99.2 to Report on Form 6-K for the month of October 2005, filed October 11, 2005;

d.
Exhibit C to the Securities Purchase Agreement of October 2, 2005 - Registration Rights Agreement - incorporated by reference to Exhibit 99.3 to Report on Form 6-K for the month of October 2005, filed October 11, 2005; and

e.	Addendum 1 to Registration Rights Agreement of October 2, 2005, incorporated by reference to Exhibit 99.4 to Report on Form 6-K for the month of October 2005, filed October 11, 2005.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

The documents identified in Item 6 are necessarily included as exhibits due to their incorporation by reference. No material as listed in the instructions to Item 7 is included as an exhibit.

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Date: September 26, 2007	By:	/s/ Aviv Raiz
Aviv Raiz
Name/Title

EXHIBIT INDEX

Exhibit Number	Description of Document

1
Securities Purchase Agreement of October 31, 2004 by and between the Issuer, Reporting Person and certain other investors, incorporated by reference to Exhibit 99.3 to Report on Form 6-K for the month of November 2004, filed on November 5, 2004

2
Exhibit A to the Securities Purchase Agreement of October 31, 2004 - Registration Rights Agreement - incorporated by reference to Exhibit 99.4 to Report on Form 6-K for the month of November 2004, filed November 5, 2004.

3
Securities Purchase Agreement of October 2, 2005 by and between the Issuer, Reporting Person and certain other investors, incorporated by reference to Exhibit 99.2 to Report on Form 6-K for the month of October 2005, filed October 11, 2005.

4
Exhibit C to the Securities Purchase Agreement of October 2, 2005 - Registration Rights Agreement - incorporated by reference to Exhibit 99.3 to Report on Form 6-K for the month of October 2005, filed October 11, 2005

5	Addendum 1 to Registration Rights Agreement of October 2, 2005, incorporated by reference to Exhibit 99.4 to Report on Form 6-K for the month of October 2005, filed October 11, 2005.